Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

T2 Biosystems, Inc.

Lexington, MA

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-206707, No. 333-216833, No. 333-225275, and No. 333-227847) and Form S-8 (No. 333-197946 and No. 333-227850) of T2 Biosystems, Inc. of our reports dated March 16, 2020, relating to the consolidated financial statements, and the effectiveness of T2 Biosystems, Inc.’s internal control over financial reporting, which appear in this Annual Report on Form 10-K. Our report contains an explanatory paragraph regarding T2 Biosystems, Inc.’s ability to continue as a going concern. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of T2 Biosystems, Inc.’s internal control over financial reporting as of December 31, 2019.

/s/ BDO USA, LLP

Boston, MA

March 16, 2020